Averroes Software LLC

Financial Statements and Report

November 21, 2022

Table of Contents



Independent Accountant's Review Report

Sofiene Averroes
Averroes Software LLC

We have reviewed the accompanying financial statements of Averroes Software LLC (the company), which comprise the balance sheet as of November 21, 2022 (date of formation) and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Averroes Software LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the financial statements, the company has just been formed, has not been capitalized or generated revenue and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



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Philip Debaugh, CPA

OWINGS MILLS, MD
November 30, 2022

Averroes Software LLC
Balance Sheet (Unaudited)
As of November 21, 2022

Assets		-
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets		-
Liabilities & Stockholders' Equity		-
Liabilities		-
Accounts payable and accrued expenses		-
Total Current Liabilities		-
Total Liabilities		-
Equity		-
Common stock, 1,000,000 shares authorized and zero shares issued and oustanding; par value of $0.0001		-
Total Stockholders' Equity		-
Total Liabilities & Stockholders' Equity	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Averroes Software LLC
Notes to the Financial Statements
For the year ended November 21, 2022

1. Summary of significant accounting policies

a. Nature of operations

Averroes Software LLC (the Company) is a construction management software solution provider that provides a worldwide available cloud-based product as well as an on-premise project management, document management and collaboration software solution for design/engineering and construction companies. The Company's service offerings will cover providing the software infrastructure and applications, on boarding training and software maintenance operations. The principal markets served are the United States, Middle East, Africa, and Europe.

The Company was formed in the state of Wyoming on November 21, 2022.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The accompanying financial statements are as of the Company's date of formation.

c. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Averroes Software LLC
Notes to the Financial Statements
For the year ended November 21, 2022

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

d. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

e. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

f. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company was just formed and has not been capitalized or begun operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Averroes Software LLC
Notes to the Financial Statements
For the year ended November 21, 2022

for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise funds via a crowdfunding campaign. The ability of the Company to continue as a going concern is based on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Subsequent events

Management evaluated all activity of the Company through November 30, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.